LATHAM & WATKINS llp	80 Raffles Place #14-20 UOB Plaza 2 Singapore 048624
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File No. 031166-0000
VIA EDGAR AND FACSIMILE (202) 772 9218
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kate Tillan, Assistant Chief Accountant Martin James, Senior Assistant Chief Accountant

Re:	STATS ChipPAC Ltd. Form 20-F for the fiscal year ended December 25, 2005 Filed February 28, 2006 Forms 6-K dated April 26, 2006 and January 25, 2006 File No. 000-29103
Ladies and Gentlemen:
     We are counsel to STATS ChipPAC Ltd., a company incorporated in the Republic of Singapore (the “Company”).
     On behalf of the Company, set forth below is the Company’s responses to the Staff’s comment letter dated August 2, 2006. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.
Form 20-F for the Fiscal Year Ended December 25, 2005
Item 4. Information on Our Company, page 21
—A. History and Development of Our Company, page 21
—Our Services, page 25
1.	We note your presentation of non-GAAP financial measures here and throughout the filing including but not limited to the following:
•	Pro forma percentages of net revenues for fiscal 2004 by packaging product group and testing and other services;

•	Pro forma test revenue for fiscal 2004;

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•	Pro forma percentage of net revenue for your ten largest customers for fiscal 2004; and

•	Pro forma percentages of net revenues for fiscal 2004 generated in the communication, personal computers, and other applications sectors.

In future filings, when presenting similar non-GAAP measures, please provide all the disclosures required by Item 10(e) of Regulation S-K and comply full with the guidance provided in the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Otherwise, revise future filings to only present these financial measures based on your GAAP results.
1.	The Company supplementally advises the Staff that the Company will revise future filings to only present these financial measures based on its GAAP results in response to the Staff’s comment.

2.	Further to the above, we note that you refer to your non-GAAP information as “pro forma”. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP measures.

2.	The Company supplementally advises the Staff that, as indicated in the Company’s response to the Staff’s comment 1 above, the Company will revise future filings to omit these non-GAAP financial measures.
Contractual Obligations, page 53
3.	In future filings, please include a line for your other long-term liabilities reflected on your balance sheet under U.S. GAAP. Please refer to Item 303(a)(5) of Regulation S-K.

3.	The Company supplementally advises the Staff that the Company’s other long-term liabilities of $66,611 thousand reflected on its balance sheet under U.S. GAAP consisted of (i) $46,654 thousand of deferred tax liabilities which we do not consider to be contractual obligations and (ii) $19,957 thousand related to severance benefits for its employees in South Korea which were not included in the table due to the lack of contractual certainty as to the timing of payment. The Company further supplementally advises the Staff that, in response to the Staff’s comment, in future filings, the Company will include a line for “other long-term liabilities” in the table for severance benefits and a footnote to the line disclosing, “Our other non-current liabilities as of December 25, 2006 included $20.0 million related to severance benefits for our employees in South Korea which were not included in the table due to the lack of contractual certainty as to the timing of payment.”
Item 15. Control and Procedures, page 89

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4.	We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are “designed to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please tell us and revise future filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. However, if you wish to include the definition following your conclusion, please revise so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e). Please also see Item 15(a) of Form 20-F.

4.	The Company supplementally advises the Staff that the Company’s chief executive officer and chief financial officer have concluded that as of the end of the period covered by the Form 20-F, the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer as appropriate to allow timely decisions regarding required disclosure. The Company further supplementally advises the Staff that, as requested, the Company will revise future filings on Form 20-F to so address the Company’s chief executive officer’s and chief financial officer’s conclusions.

5.	We note your disclosure that there were “no adverse changes in [y]our internal controls over financial reporting that occurred during the period covered by [the] annual report that has materially affected, or is likely to materially affect, [y]our internal control over financial reporting.” To the extent that your disclosure was provided to address Item 15(d) of Form 20-F which requires disclosure of any change in your internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to adverse changes. Please correct the disclosure in future filings or advise us.

5.	The Company supplementally advises the Staff that there were no changes in the Company’s internal controls over financial reporting that occurred during the period covered by the annual report that has materially affected, or is likely to materially affect, its internal control over financial report and will revise its disclosure in future filings on Form 20-F as requested.

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Consolidated Balance Sheets, page F-4
6.	We note on page F-8 that you present changes in restricted cash for each reporting period in your consolidated statements of cash flows. Please tell us and revise your future filings to disclose, if material, the amount of restricted cash as a separate line item on the face of your consolidated balance sheets. Please also revise to describe the nature of the restrictions in the notes to the consolidated financial statements. Please refer to Rule 5-02(1) of Regulation S-X.

6.	The Company supplementally advises the Staff that, as requested, in future filings, the Company will disclose the amount of restricted cash as a separate line item on the face of its consolidated balance sheets and describe the nature of the restrictions in the notes to the consolidated financial statements.
Note 1. Background and Summary of Significant Accounting Policies, page F-9
(b) Fiscal Year, page F-8
7.	We note here and on page 1 that in fiscal 2005 you employed quarterly and fiscal year reporting periods that end on the Sunday nearest to the calendar month end of that period. We further note although your current fiscal year ends on December 25, 2005, you present a consolidated balance sheet as of December 31, 2005, and consolidated statement of operations, consolidated statements of comprehensive loss, consolidated statements of shareholders’ equity, and consolidated statements of cash flows for the year ended December 31, 2005. You state that this is for “ease of presentation.”
•	Please tell us the amount and nature of any adjustments you made in order to present the information as of and for the period ending December 31, 2005. Please similarly discuss your quarterly presentations for 2005.

•	Please tell us management’s reasons for this presentation and discuss why you believe it is an appropriate presentation to show statements as of and for the fiscal year ended December 25, 2005 as if those periods ended December 31, 2005.

•	Please request your current auditors to discuss their consideration of issuing an audit report opining on the consolidated balance sheets as of December 31, 2005 and consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2005 even though the actual fiscal year for 2005 ended on December 25, 2005. Please refer to Article 2 of Regulation S-X and PCAOB U.S. standards.

•	Please note that similar disclosure considerations apply throughout the document. For example, we note your reference to the year ended December 31, 2005 in selected financial data.

•	To the extent that the change in fiscal periods materially impacts your comparative financial statements, you should consider whether additional

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disclosure is needed in your Operating and Financial Review and Prospects to discuss and quantify the differences. Please refer to Item 5 of Form 20-F.
7.	The Company supplementally advises the Staff that no adjustments were made in order to present the information as of and for the period ending December 31, 2005 or for the quarterly presentations for 2005. The Company management’s reason for this presentation is solely for ease of presentation. The Company further supplementally advises the Staff that, in response to the Staff’s comment, it will revise its future filings to present the information as of and for the period ending on the applicable dates of the end of the fiscal periods.

Our independent accountants, PricewaterhouseCoopers (“PwC”), have considered the financial statements as a whole in rendering their unqualified audit opinion. PwC took into account the disclosures made in footnote 1(b) of the financial statements and the Company’s preference for referring to the quarter end date for convenience.

The Company further supplementally advises the Staff that the change in fiscal periods did not materially impact its comparative financial statements.
(k) Derivative Instruments and Hedging Activities, page F-11
8.	We note that you entered into a series of gold forward contracts to hedge against the fluctuation of gold prices during 2005. Please tell us and revise your future filings to include all of the disclosures required by paragraphs 44-45 of SFAS 133.

8.	The Company supplementally advises the Staff that, as requested, the Company will revise future filings to include the following additional disclosure required by SFAS 133:

“The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements. In 2004 and 2005, the Company entered into foreign currency forward contracts to protect the Company from fluctuation in exchange rates. At December 25, 2005, the Company has a series of foreign currency forward contracts qualifying as cash flow hedges with total contract value of approximately $68,000. In 2005, the Company entered into a series of gold forward contracts qualifying as cash flow hedges of approximately $7,000 to reduce exposure of the commodity price risk related to gold usage in the cost of materials. The durations of these instruments are generally less than 12 months.”
(p) Intangible Assets, page F-12
9.	We note that you disclose here and throughout the filing that you recorded the fair value of your acquired intangibles based on the results of independent appraisals. Please note that if you elect to continue to make such a reference and intend to incorporate your Form 20-F by reference in any registration statement you will be required to identify the appraisal firm under “Experts” and include their consent in

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the registration statement. Alternatively, we encourage you to instead clearly disclose in future filings that management is primarily responsible for estimating fair value. We will not object if you wish to state, in future filings, that management considered a number of factors, including valuations or appraisals, when estimating fair value. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation. Additionally, we also expect to see disclosure of the method and significant assumptions use in determining the fair value. Please revise future filings as appropriate.

9.	The Company supplementally advises the Staff that, in response to the Staff’s comment, the Company will revise future filings to disclose that the intangible assets were recorded based on the Company management’s estimate of the fair values of those intangible assets and that the management considered a number of factors when estimating fair value, including appraisals, discounted cash flow analysis, estimated royalty rates and appropriate market comparables. The Company further supplementally advises the Staff that the Company will also include in its future filings the following additional disclosure:

“Determining the fair value of purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables.”
Note 17. Long-term debts, page F-30
10.	We note that you have certain convertible notes outstanding for each fiscal year presented and that the conversion price may be subject to adjustments for certain events. We further note that certain of these convertible notes contain put and call options. Please address the following for each outstanding note. You may refer to the guidance provided in the Division of Corporation Finance’s Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf:
•	Please tell us revise future filings to clearly disclose all the material terms of each of the convertible notes. Please see paragraph 4 of SFAS 129. Your response should specifically address (a) the conditions under which you or the holder may convert into common shares, (b) the conversion rate and the conditions that may result in adjustments to that rate and how the rate will be adjusted and (c) any conditions under which you or the holder may accelerate payment of the notes. Likewise, please explain if these instruments are subject to a registration rights agreement and if so, please clearly describe the material terms of the registration rights agreements, including the conditions under which you would be required to pay liquidated damages.

•	Tell us how you have applied the guidance of SFAS 133 and EITF Issue 00-19 in evaluating whether the various features of these convertible notes, including for

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example, the conversion feature, the put options, etc., are embedded derivatives that you should separate from the debt host and record at fair value. In this regard, it appears that these notes may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since these notes have a feature wherein the conversion price is reset based upon certain events. Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19

•	Please also tell us about your consideration, if applicable, of EITF 98-5 and 00-27 relating to any beneficial conversion feature.

•	Please revise future filings to describe how you have accounted for the notes, including any related discounts and any embedded derivatives requiring bifurcation pursuant to SFAS 133.
10.	In future filings, the Company will expand the disclosure in the notes to its consolidated statements and its MD&A to more fully describe the material terms of each of the convertible notes. The expanded disclosure on the additional material terms would read as follows:
(a)	1.75% convertible notes due 2007 (the “1.75% convertible notes”)
The convertible notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the convertible notes.

The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per annum to the redemption date if the Company’s ordinary shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. Holders of these convertible notes had the rights to require the Company to repurchase all or a portion of their convertible notes on March 18, 2005 at a price equal to 110.081% (to arrive at effective yield of 4.91%) of the principal amount of the convertible notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each convertible note holder may require the Company to repurchase all or a portion of such holder’s convertible notes at a price to yield 4.91% per year to the redemption date.

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(b)	Zero coupon convertible notes due 2008 (“zero coupon convertible notes”)
The convertible notes can be converted into the Company’s ordinary shares or, subject to certain limitations, ADSs, each of which currently represents ten ordinary shares, at an initial conversion price of S$3.05 per ordinary share (equivalent to an initial number of 570.5902 ordinary shares per $1,000 principal amount of convertible notes, based on a fixed exchange rate of US$1.00 = S$1.7403). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the convertible notes.

The Company may redeem all or a portion of the convertible notes at any time on or after November 7, 2006 at a price to yield of 4.25% per annum to the redemption date if the Company’s ordinary shares or ADSs trade at or above 130% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The convertible note holders may require the Company to repurchase all or a portion of their convertible notes on November 7, 2007 at a price equal to 118.32% (to arrive at effective yield of 4.25%) of the principal amount of the convertible notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to November 7, 2008, each convertible note holder may require the Company to repurchase all or a portion of such holder’s convertible notes at a price to yield of 4.25% per year to the redemption date.

(c)	2.5% convertible subordinated notes due 2008 (“2.5% convertible notes”)
These convertible notes can be converted into the Company’s ADSs at a conversion price of $9.267 per ADS. The conversion price may be subject to adjustments for certain events. These convertible notes are not redeemable at the option of STATS ChipPAC, Inc., the issuer of the convertible notes and a wholly-owned subsidiary of the Company (“ChipPAC”). Upon the occurrence of specified change in control events, each holder of these convertible notes may require ChipPAC to repurchase all or a portion of such holder’s convertible notes at a purchase price equal to 100% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any.

(d)	8% convertible subordinated notes due 2011 (“8% convertible notes”)
These convertible notes can be converted into the Company’s ADSs at a conversion price of $11.448 per ADS. The conversion price may be subject to adjustments for certain events. ChipPAC may redeem all or a portion of these convertible notes at any time on or after June 15, 2004 at the designated redemption price, expressed as a percentage of principal amount of the convertible notes, plus, in each case, accrued interest to the date of redemption:

Year	Percentage
2004	104.00%
2005	103.33%
2006	102.67%

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Year	Percentage
2007	102.00%
2008	101.33%
2009	101.67%
2010 and thereafter	100.00%
Upon the occurrence of specified change in control events, each holder of these convertible notes may require ChipPAC to repurchase all or a portion of such holder’s convertible notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any.

•	The Company evaluated the potential accounting and reporting implications associated with the various provisions of the convertible notes. In conducting this evaluation, the Company considered the guidance in SFAS 133, EITF 00-19, EITF 05-02, EITF 90-19, and DIG Issue B16 to determine whether any specific conversion features of the notes should be bifurcated for the host note instrument and accounted for as separate derivatives. The Company evaluated each of these provisions separately. A summary of the evaluation and conclusions reached is as follows:

Conversion options indexed to the Company’s Ordinary Shares
Paragraph 11(a) of SFAS 133 states that if an embedded derivative instrument qualifies for classification in stockholders’ equity and is indexed to its own stock, then derivative accounting under SFAS 133 is not required. The Company concluded that the scope exception in Paragraph 11(a) applies to Company as the issuer of the convertible notes. Therefore, no bifurcation of the embedded conversion option is required.

Conversion price adjustments
In EITF 05-02, the Task Force reached a consensus on Issue 2 that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying EITF 00-19. Instruments that contain “standard” antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. Standard antidilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction that are designed to maintain the value of the conversion option.

The indentures governing the convertible notes provide the following share conversion price adjustments:-

1.75% convertible notes and zero coupon convertible notes
▪	on share distribution, share split or share consolidation

▪	on issue or distribution of the Company’s ordinary shares, or subsidiaries’ issue of any securities or rights which are convertible into or exchangeable for the Company’s ordinary shares, to all or substantially all holders of the Company’s ordinary shares for below the reasonable range of fair market value (i.e., below 95% of the average market price on the announcement date)

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▪	on issue or distribution to all or substantially all holders of the Company’s ordinary shares of warrants or rights to purchase or subscribe for the Company’s ordinary shares for below the reasonable range of fair market value
▪	on issue or distribution to all or substantially all holders of the Company’s ordinary shares of assets or other securities, including rights to acquire those assets or other securities, for below the reasonable range of the assets or other securities’ fair market value
▪	on issue or distribution of “extraordinary dividends” (defined as a total dividend that is equal to or exceeds (i) 2% of the one year average closing price of the Company’s ordinary shares if the Company has never paid cash dividends, or (ii) the lower of (a) two times the largest aggregate cash dividends in any previous year and (b) the largest aggregate cash dividends in any previous year plus 1% of the one year average closing price of the Company’s ordinary shares if the Company has paid cash dividends at least once)
▪	on spin-off of any of the Company’s subsidiaries or other business units
2.5% convertible notes and 8% convertible notes
▪	on share distribution, share split or share consolidation
▪	on issue or distribution to all or substantially all holders of the Company’s ordinary shares of warrants or rights to subscribe for or purchase the Company’s ordinary shares, or securities convertible into the Company’s ordinary shares, at a price per share or a conversion price per share below the reasonable range of fair market value (i.e., below the then current market price on the announcement date)
▪	on issue or distribution to all or substantially all holders of the Company’s ordinary shares any shares of capital stock of the Company, evidences of indebtedness or other non-cash assets (excluding (i) dividends, distributions and rights or warrants referred to above and (ii) dividends or distributions paid in cash), or rights or warrants to subscribe for, or purchase any of the Company’s securities (excluding those rights or warrants referred to above)
▪	on issue or distribution to all or substantially all holders of the Company’s ordinary shares of all cash distributions in an aggregate amount that, together with (a) any cash and any other consideration payable in respect of any purchase by the Company of the Company’s ordinary shares consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all cash distributions to all or substantially all holders of the Company’s ordinary shares made within the preceding 12 months not triggering a conversion price adjustment, exceeds, in the case of the 2.5% convertible notes, 10% of the Company’s then market capitalization, and in the case of the 8% convertible notes, 12.5% of the Company’s then market capitalization)
▪	on purchase by the Company of the Company’s ordinary shares to the extent it involves aggregate consideration that, together with (a) any cash and any other consideration payable in respect of any purchase by the Company of the Company’s ordinary shares consummated within the preceding 12 months not triggering a conversion price adjustment and (b) all cash distributions to all or substantially all holders of the Company’s ordinary shares made within the preceding 12 months not triggering a conversion price adjustment, exceeds, in the case of the 2.5% convertible notes, 10% of the Company’s then market

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capitalization, and in the case of the 8% convertible notes, 12.5% of the Company’s then market capitalization)
The Company believes these are standard antidilution provisions that are designed to maintain the value of the conversion option. These conversion price adjustments therefore do not preclude classification as equity of the Company by virtue of the exclusion from the requirements of Paragraph 12-32 of EITF 00-19 as reached in the consensus of the Task Force in Paragraph 4 of EITF 00-19.

Option to Settle for Cash upon Conversion
In applying EITF 90-19, the Task Force reached a consensus that for an instrument in which the issuer may satisfy the entire obligation in either stock or cash equivalent to the conversion value (defined as Instrument B), that Instrument B should be accounted for like conventional convertible debt (that is, as a combined instrument). For Instrument B (that is, when the conversion option can or must be settled in stock), Statement 133 does not change the accounting. Because the embedded derivative (the conversion option) is indexed only to the issuer’s stock and, under Issue 00-19, would, when analyzed as a freestanding instrument (as required by Paragraph 12(c) of SFAS 133), be classified in stockholders’ equity in the issuer’s statement of financial position, the embedded derivative related to the 1.75% convertible notes and zero coupon convertible notes would not require bifurcation and accounting recognition as separate derivative by the Company; the instrument should be accounted for under the Task Force’s consensus on this Issue.

The comment in Paragraph 3 of EITF 00-19 that it does not “address the accounting for either the derivative component or the financial instrument when the derivative component is embedded in and not detachable from the financial instrument” does not negate the applicability of Issue 00-19 in analyzing the embedded feature under Paragraph 12 (c) of SFAS 133 as though it was a freestanding instrument.

The terms of the 2.5% convertible notes and 8% convertible notes indentures do not permit the investor to elect net settlement in cash rather than by delivery of shares, and therefore do not have the option to settle for cash upon conversion.

Change in control put option
If there is a change in control (as defined in the indentures governing the convertible debts) prior to maturity, the Company is obliged to repurchase all or a portion of the 8% convertible notes and 2.5% convertible notes at 100% of the principal amount of the notes repurchased plus accrued and unpaid interest, if any. On the 1.75% convertible notes and the zero coupon convertible notes, upon the exercise of the change in control put option, the Company pays the accreted value (calculated based on an effective rate method) instead of par value of the notes.

The Company considered the guidance in DIG Issue B16, Embedded Derivatives: Calls and Puts in Debt Instruments, in the interpretation of Paragraph 12 of SFAS 133, and determined that the embedded derivative feature is clearly and closely related to the debt host contract based on the four step decision sequence.

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In analogizing to example 6, the Company concluded that the change of control put option (which makes this a contingently exercisable put) attached to the 1.75% convertible notes and zero coupon convertible notes is clearly and closely related to the debt host contract because (1) the payoff if not indexed to an underlying other than interest rates and credit risk and (2) although the debt was issued at a substantial discount, the put option does not accelerate the repayment of principal because the debt is put at the accreted value. Therefore the change in control put option is not required to be accounted separately.

In analogizing to example 7, the Company concluded that the change of control put option (which makes this a contingently exercisable put) attached to the 8% convertible notes and 2.5% convertible notes is clearly and closely related to the debt host contract because (1) the payoff if not indexed to an underlying other than interest rates and credit risk and (2) do not involve substantial premium or discounts. Therefore and in consideration of further analysis in accordance with Paragraph 61(d) of SFAS 133, the change in control put option is not required to be accounted separately.

Company Call Option and Investor Put Option
The Company considered the guidance in Paragraphs 12 and 13 of SFAS 133 in evaluating the treatment of the call and put options. The Company noted call options or put options that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument that requires principal repayments unless both (1) the debt involves a substantial premium or discount and (2) the call or put option is only contingently exercisable. Thus, if a substantial premium or discount is not involved, embedded calls and puts would not be separated from the host contracts.

In respect to both the call and put options of the 1.75% convertible notes and zero coupon convertible notes, the redemption amount will provide for the payment of the accreted value (calculated based on the effective interest rate method). Therefore, both options are considered to be clearly and closely related to the underlying debt instrument and do not require bifurcation.

Paragraph 12(c) of SFAS 133 indicates that for an embedded derivative to apply derivative accounting it must meet the criteria of SFAS 133 if it were a freestanding instrument. In evaluating the SFAS 133 criteria in Paragraph 6-11, the Company determined that the embedded derivative qualifies for the exception in Paragraph 11 (a) of SFAS 133. Paragraph 11(a) of SFAS 133 states that if a freestanding instrument qualifies for classification in stockholders’ equity and is indexed to our own stock, then derivative accounting under FASB 133 is not required.

Further guidance on requirements to be classified as an equity instrument is provided under Paragraphs 12-32 of EITF 00-19. Therefore, since the embedded conversion feature would receive equity classification on a freestanding basis and the instrument is indexed to the Company’s own stock, the exclusion included

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within paragraph 11(a) of SFAS 133 applies and derivative accounting is not required for the Company call option and investor put option.

See below for further/related assessments based on Paragraphs 12-32 of EITF 00-19, which did not require further bifurcation of the embedded conversion option.

The contract permits the company to settle in unregistered shares.

The terms of the indentures governing the 1.75% convertible notes and the zero coupon convertible notes provides that the ordinary shares deliverable upon conversion would not be registered under the Securities Act of 1933.

The terms of the indentures governing the 2.5% convertible notes and the 8% convertible notes permits only issuance of new shares. There is no net cash or net share settlement provisions. Also, pursuant to the registration rights agreement relating to the 2.5% convertible notes and the 8% convertible notes, shelf registration is required to be maintained for a period of two years. The shelf registration requirement of the 8% convertible notes had expired as of the date of the merger of the Company and ChipPAC and the shelf registration requirement of the 2.5% convertible notes has been continued via a registration statement on Form F-3/S-3 filed on October 13, 2004.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Prior to January 30, 2006, the Company maintained sufficient available authorized unissued shares for the issuance of shares issuable upon conversion of the convertible notes since issuance of the convertible notes. Effective January 30, 2006, the Company was subjected to the amendments promulgated under the Companies (Amendment) Act 2005 of Singapore which resulted in unlimited authorized share capital of the Company.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The requirement is met as the number of shares to be issued is limited to the conversion value divided by the stated conversion price per share. See also evaluation of conversion price adjustment above.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the Securities and Exchange Commission.

The indentures governing the convertible notes do not contain any cash payment clause for untimely filings with the Securities and Exchange Commission.

There are no cash settled “top-off” or “make-whole” provisions.

August 16, 2006

LATHAM & WATKINS llp

The indentures governing the convertible notes do not contain any top-up or make-whole provisions.

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

See change of control put option evaluation above.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

The holders of the ordinary shares acquired upon the exercise of the conversion feature do not have rights that rank higher than other ordinary shareholders.

There is no requirement in the contract to post collateral at any point or for any reason.

The indentures governing the convertible notes do not contain any clauses regarding posting of collateral.

•	The following is an assessment of the beneficial conversion feature:-

	Date of	Conversion price	Share price on	Intrinsic value
	commitment	per share	commitment date
1.75% convertible notes	Mar 18, 2002	US$1.87	US$1.54	None
1.75% convertible notes — exercised greenshoe option	Mar 25, 2002	US$1.87	US$1.58	None
Zero coupon convertible notes	Nov 7, 2003	US$1.75	US$1.33	None
2.5% convertible notes	Aug 5, 2004	US$0.93	US$0.76	None
8% convertible	Aug 5, 2004	US$1.14	US$0.76	None
At the commitment dates, the conversion prices were out-of-the-money (no beneficial conversion feature exists) and therefore not subjected to the accounting treatment prescribed in EITF 98-5.

•	The Company advises the Staff that, as requested, the Company will revise future filings on Form 20-F to describe how the Company has accounted for the notes and that no embedded derivatives require bifurcation pursuant to SFAS 133.
Note 24. Commitments and Contingencies, page F-38
—(b) Contingent Liabilities, page F-38
11.	We note that you reached a resolution with Seagate with respect to an allegation of patent infringement of intellectual property on April 14, 2005 and that your insurer is going to pay this settlement. Please tell us and revise future filings to disclose all of the information required by paragraph 9 of SFAS 5, or tell us why you believe no additional disclosures are required.

August 16, 2006

LATHAM & WATKINS llp

11.	The Company supplementally advises the Staff that it believes no additional disclosures are required by paragraph 9 of SFAS 5 as the full amount of settlement was being paid by the Company’s insurer and therefore no accruals were made.
Note 28 Condensing Consolidating Financial Statements, page F-43
12.	Please tell us and disclose in future filings whether ChipPAC as issuer and each of the guarantors is 100% owned as defined in paragraph (h) of Rule 3-10 of Regulation S-X. Please also tell us why you presented the condensed consolidating information for 2003. Please refer to Rule 3-10 of Regulation S-X.

12.	The Company supplementally advises the Staff that ChipPAC as issuer and each of the guarantors is 100% owned as defined in paragraph (h) of Rule 3-10 of Regulation S-X and will, as requested, revise its future filings to include this disclosure. The Company further supplementally advises the Staff that it presented the condensed consolidating information for 2003 to conform to the periods of financial statements of the Company presented in accordance with Item 8.A of Form 20-F for comparative reasons.
Forms 6-K dated on April 26, 2006 and January 25, 2006
13.	We note that you present your non-GAAP measures in the form of a statement of operations. This format may be confusing to investors as it also reflects several non-GAAP measures which have not been identified or described to investors. It appears that management does not use all of these non-GAAP measures and that they are shown here as a result of the presentation format. Since it does not appear that you are relying on the provisions of Rule 100(c) of Regulation G when furnishing information under Form 6-K, you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 and 31 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors. To eliminate investor confusion, please remove the non-GAAP statement of operations format from all future filings. Instead, only disclose those non-GAAP measures used by management and which you intended to provide to investors with the appropriate reconciliations to the most directly comparable GAAP measure.

13.	The Company supplementally advises the Staff that, as requested, the Company will remove the non-GAAP statement of operations format from its future earnings releases. In addition, the Company will include a more detailed reconciliation that illustrates the differences between the non-GAAP measures used by the Company’s management and the most comparable GAAP measures and additional disclosure explaining why the Company’s management believes each such non-GAAP measure provides useful information to investors. The Company further supplementally advises the Staff that the Company does not incorporate by reference into any registration statement filed pursuant to the Securities Act of 1933 its presentation of non-GAAP measures that it furnishes under Form 6-K. Accordingly, the Company

August 16, 2006

LATHAM & WATKINS llp

respectfully submits that these disclosures are subject to the requirements of Regulation G and not to the requirements of paragraph (e) of Item 10 of Regulation S-K. The Company supplementally provides the Staff as Exhibit A attached hereto a proposed revised presentation of its non-GAAP measures, along with the proposed more detailed reconciliation and additional disclosures discussed above.
* * * * *
     In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Michael W. Sturrock at (011) 65-6437 5412 or the undersigned at (011) 65-6437 5406 if you have any questions or require additional information concerning the foregoing. Any accounting questions regarding the Company’s responses may be directed to Deborah Ong, Audit Engagement Partner at PwC, at (011) 65-6236-3138 or Dennis Neider, Filing Review Partner at PwC, at 973-236-4996.

Very truly yours,

/s/ Min Yee Ng

Min Yee Ng
of LATHAM & WATKINS LLP

cc:	Michael G. Potter Chief Financial Officer STATS ChipPAC Ltd.

Deborah Ong Audit Engagement Partner, PwC Dennis Neider Filing Review Partner, PwC

Exhibit A
STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2006	2005	2006
Net revenues	$264,346	$418,133	$498,492	$803,842
Cost of revenues (1)	(228,541)	(331,327)	(438,289)	(640,443)

Gross profit	35,805	86,806	60,203	163,399

Operating expenses:
Selling, general and administrative (2)	33,761	39,914	66,007	79,625
Research and development (3)	6,536	7,909	12,478	14,882
Restructuring charges (4)	—	—	830	—

Total operating expenses	40,297	47,823	79,315	94,507

Operating income (loss)	(4,492)	38,983	(19,112)	68,892

Non-operating income (expenses), net (5)	(8,055)	(10,575)	(19,437)	(20,005)

Income (loss) before income taxes	(12,547)	28,408	(38,549)	48,887
Income tax expense (6)	(1,159)	(7,211)	(2,298)	(13,129)

Income (loss) before minority interest	(13,706)	21,197	(40,847)	35,758
Minority interest	(1,357)	(3,177)	(1,335)	(5,722)

Net income (loss)	$(15,063)	$18,020	$(42,182)	$30,036

Net income (loss) per ordinary share:
Basic	$(0.01)	$0.01	$(0.02)	$0.02
Diluted	$(0.01)	$0.01	$(0.02)	$0.01

Net income (loss) per ADS:
Basic	$(0.08)	$0.09	$(0.22)	$0.15
Diluted	$(0.08)	$0.09	$(0.22)	$0.14

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,954,500	1,988,133	1,951,440	1,984,671
Diluted	1,954,500	2,158,312	1,951,440	2,156,948

ADS (in thousands) used in per ADS calculation:
Basic	195,450	198,813	195,144	198,467
Diluted	195,450	215,831	195,144	215,695

Key Ratios and Information:
Gross Margin	13.5%	20.8%	12.1%	20.3%
Operating Expenses as a % of Revenue	15.2%	11.5%	15.9%	11.7%
Operating Margin	-1.7%	9.3%	-3.8%	8.6%

Depreciation & Amortization, including Amortization of Debt Issuance Costs	$64,099	$72,036	$125,269	$141,556
Capital Expenditures	$53,392	$112,453	$70,539	$245,307

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$—	$1,629	$—	$3,143
Selling, general and administrative	—	763	—	3,233
Research and development	—	391	—	852

	$—	$2,783	$—	$7,228

Certain reclassifications have been made to prior period amounts to conform with classifications used in the current periods.

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20
Techpoint, Singapore 569059

Listed below are the items included in net income that management excludes in computing the non-GAAP financial measures. See Statement of Reconciliation of GAAP net income (loss) to Non-GAAP adjusted net income (loss) and notes to the reconciliation.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2006	2005	2006
(1) Cost of revenues
Merger and integration related expenses	$65	$181	$130	$255

(2) Selling, general and administrative
Merger and integration related expenses	$456	$166	$934	$561
Purchase accounting items	12,687	12,687	25,374	25,374

	$13,143	$12,853	$26,308	$25,935

(3) Research and development
Merger and integration related expenses	$44	$110	$119	$215
Purchase accounting items	800	800	1,600	1,600

	$844	$910	$1,719	$1,815

(4) Restructuring charges
Merger and integration related expenses	$—	$—	$830	$—

(5) Non-operating income (expenses), net
Write-off of capitalized debt issuance cost	$—	$—	$1,654	$—

(6) Income tax expense
Purchase price adjustment on tax	$—	$2,095	$1,003	$3,750

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20
Techpoint, Singapore 569059

STATS ChipPAC Ltd.
Reconciliation of GAAP Net Income (Loss) to
Non-GAAP Adjusted Net Income (Loss)
(In thousands of U.S. Dollars)
(Unaudited)
Use of Non-GAAP Financial Information
To supplement our condensed consolidated financial statements presented on a GAAP basis, STATS ChipPAC uses a non-GAAP conforming measure of net income (loss), that is GAAP net income (loss) adjusted to exclude certain costs, expenses or gains, referred to as special items. Non-GAAP adjusted net income (loss) measure gives an indication of our baseline performance before other charges that are considered by management to be outside of our core operating results. In addition, our non-GAAP adjusted measure of net income (loss) and non-GAAP net income (loss) per share/ADS are among the primary indicators management use for the following purposes:
•	As a basis for our planning and forecasting future periods;

•	Managing and benchmarking performance internally across our business and externally against our peers;

•	Determining a portion of bonus compensation for executive officers and certain other key employees;

•	Calculating return on investment for development programs and growth initiatives;

•	Comparing performance with internal forecasts and targeted business models; and

•	Evaluating and valuing potential acquisition candidates.
We believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. The presentation of this additional information should not be considered in isolation or as a substitute for net income (loss) prepared in accordance with generally accepted accounting principles in the United States of America.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2006	2005	2006

GAAP net income (loss)	$(15,063)	$18,020	$(42,182)	$30,036

Special items
Merger and integration related expenses (1)
Cost of revenues	65	181	130	255
Selling, general and administrative	456	166	934	561
Research and development	44	110	119	215
Restructuring charges (2)	—	—	830	—
Purchase accounting items (3)
Selling, general and administrative	12,687	12,687	25,374	25,374
Research and development	800	800	1,600	1,600
Purchase price adjustment on tax (4)	—	2,095	1,003	3,750
Write-off of capitalized debt issuance cost (5)	—	—	1,654	—

Total special items	14,052	16,039	31,644	31,755

Non-GAAP adjusted net income (loss)	$(1,011)	$34,059	$(10,538)	$61,791

GAAP net income (loss) per ordinary share (basic)	$(0.01)	$0.01	$(0.02)	$0.02
Adjustments for special items detailed above	0.01	0.01	0.01	0.01

Non-GAAP net income (loss) per ordinary share (basic)	$(0.00)	$0.02	$(0.01)	$0.03

GAAP net income (loss) per ordinary share (diluted)	$(0.01)	$0.01	$(0.02)	$0.01
Adjustments for special items detailed above	0.01	0.01	0.01	0.02

Non-GAAP net income (loss) per ordinary share (diluted)	$(0.00)	$0.02	$(0.01)	$0.03

GAAP net income (loss) per ADS (basic)	$(0.08)	$0.09	$(0.22)	$0.15
Adjustments for special items detailed above	0.07	0.08	0.17	0.16

Non-GAAP net income (loss) per ADS (basic)	$(0.01)	$0.17	$(0.05)	$0.31

GAAP net income (loss) per ADS (diluted)	$(0.08)	$0.09	$(0.22)	$0.14
Adjustments for special items detailed above	0.07	0.07	0.17	0.15

Non-GAAP net income (loss) per ADS (diluted)	$(0.01)	$0.16	$(0.05)	$0.29

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20
Techpoint, Singapore 569059

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2006	2005	2006

GAAP ordinary shares (thousands) used in per ordinary share calculation (diluted)	1,954,500	2,158,312	1,951,440	2,156,948
Non-GAAP adjustment	—	43,674	—	43,674

Non-GAAP ordinary shares (thousands) used in per ordinary share calculation (diluted)	1,954,500	2,201,986	1,951,440	2,200,622

GAAP ordinary shares (thousands) used in per ADS calculation (diluted)	195,450	215,831	195,144	215,695
Non-GAAP adjustment	—	4,368	—	4,367

Non-GAAP ordinary shares (thousands) used in per ADS calculation (diluted)	195,450	220,199	195,144	220,062

Key Ratios & Information:
Gross Margin	13.6%	20.8%	12.1%	20.4%
Operating Expenses as a % of Revenue	10.0%	8.1%	10.1%	8.3%
Operating Margin	3.6%	12.7%	2.0%	12.1%

Depreciation & Amortization, including Amortization of Debt Issuance Costs	$50,612	$58,549	$98,295	$114,582
Capital Expenditures	$53,392	$112,453	$70,539	$245,307

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$—	$1,629	$—	$3,143
Selling, general and administrative	—	763	—	3,233
Research and development	—	391	—	852

	$—	$2,783	$—	$7,228

Certain reclassifications have been made to prior period amounts to conform with classifications used in the current periods.
Non-GAAP financial measures are intended to present the Company’s operating results, excluding special items. The special items excluded for the three and six months ended June 30, 2005 and 2006 were:
(1) We incurred direct merger and integration expenses in both our cost of revenues and operating expenses in the three and six months ended June 30, 2005 and 2006. These legal, professional and other expenses including retention programs are temporary in nature and relate to the merger and not our ongoing business.
(2) In order to more closely align expenses with revenues, the Company reduced headcount by 88 employees in the Singapore and the United States facilities during the three months ended March 31, 2005. This reduction of headcount resulted in a charge of $0.8M for severance payments.
(3) As part of the purchase accounting for the merger, certain intangible assets, including customer relationships and intellectual property, were either created or revalued. The increased amortization due to these assets was excluded as it is a non-cash charge and arose solely because of purchase accounting. In addition, due to purchase accounting, the net book value of ChipPAC’s fixed assets was reduced. This resulted in depreciation being approximately $1.6M and $3.2M lower in the three and six months ended June 30, 2006 and $2.2M and $4.5M in the three and six months ended June 30, 2005 than it would have been without the revaluation due to purchase accounting. As this is ongoing and a reflection of the assets value used in production, no adjustment was made for this item.
(4) Adjustment to original purchase price to benefit acquired tax attributes based on increased taxable income during three and six months ended June 30, 2005 and 2006 due to expected foreign operating income results, including currency fluctuations, resulting in the release of ChipPAC acquisition date valuation allowances.
(5) As a result of the repurchase of $26.1M and the redemption of the put of $125.9M of our 1.75% convertible notes due 2007, we incurred write-off charges on our capitalized debt issuance costs in the three months ended March 31, 2005.

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20
Techpoint, Singapore 569059